

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2023

Huiling Ying
Chief Executive Officer
ChinaCache International Holdings Ltd.
No 8 Zhuyuan 3rd Street, Area 3
Tianzhu Comprehensive Bonded Zone
Shunyi District, Beijing, China

   Re: ChinaCache International Holdings Ltd.
     Form 20-F for the Fiscal Year Ended December 31, 2022
     File No. 001-34873

Dear Huiling Ying:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Disclosure Review Program

cc: Lawrence Venick